Jeffrey A. Baumel Partner	jeffrey.baumel@dentons.com D +1 212 768 5374 Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 USA T +1 212 768 6700 F +1 212 768 6800

May 13, 2014

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innocoll GmbH
Draft Registration Statement on Form F-1
Submitted March 26, 2014
CIK No. 0001603469

Dear Mr. Riedler:

This letter sets forth the response of Innocoll GmbH (“Innocoll” or the “Company”) to the comment letter, dated April 22, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Innocoll's Draft Registration Statement on Form F-1, submitted confidentially on March 26, 2014 (the “Draft Registration Statement”). This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show the changes to the Draft Registration Statement.

General

1.	We note that you have yet to submit most of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it plans to submit its exhibits in separate subsequent amendments to the Draft Registration Statement.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use. Please note that we may have comments regarding this material.

Response:

The Company respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic material in the printed prospectus other than the Company's logo which currently appears on the front and back cover pages of the Draft Registration Statement and the other graphics that are presently included in Draft Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Mr. Jeffrey P. Riedler	Page 2	May 13, 2014

Response:

The Company respectfully advises the Staff that, to date, the Company has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and to the extent that the Company provides any written communications to any potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally furnish the materials to the Staff and identify them as such. As of the date of this letter, the Company is not aware of any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 (as modified by Section 105(a) of the Jumpstart Our Business Startups Act) by any broker or dealer that is participating or will participate in the Company’s initial public offering.

Table of Contents, page i

4.	Please remove the statement “Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information.” It is not appropriate to disclaim responsibility for any of the disclosure included in your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page i of Amendment No. 1 and removed the statement.

Our Company, page 1

5.	As you describe yourself as a commercial stage specialty pharmaceutical company in the first sentence of this section, please expand the sentence herein and wherever else this disclosure appears, to identify your three commercial products and disclose the revenue attributable to these products in the aggregate during fiscal 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 1 and 80 of Amendment No. 1 to identify its three commercial products and disclose the aggregate revenue attributable to them during fiscal year 2013.

Our Product Candidates

XaraColl, page 1

6.	Please define “bioresorbable” and briefly explain what bupivacaine is and its therapeutic effect where you first use these terms.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 1 of Amendment No. 1 to define “bioresorbable” and explain what bupivacaine is and its therapeutic effect.

7.	Please eliminate the specific efficacy information, including recorded observations and associated p-values in this discussion. This information is too technical for inclusion in the summary. Please discuss all efficacy endpoints, and the related observations and p-values obtained, including those endpoints that demonstrated statistical significance and those that did not demonstrate statistical significance, in the main body of the prospectus where you can place them in an appropriate context. Please eliminate the same information in your discussion of Cogenzia on page 3.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 3 of Amendment No. 1 to eliminate the references.

Cogenzia, Page 2

8.	Where you make reference to using a special protocol assessment on page 3, please briefly explain what this is and the advantages of pursuing this regulatory pathway.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 3 of Amendment No. 1 to explain the special protocol assessment process and its advantages.

Mr. Jeffrey P. Riedler	Page 3	May 13, 2014

CollaGUARD, page 4

9.	Please explain “post-operative adhesions” where you first use the term.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 4 of Amendment No. 1 to explain “post-operative adhesions.”

10.	Please explain what a “Class III device” is, define the acronym “PMA” as premarket approval and briefly describe the PMA pathway and requirements applicable to Class III medical devices.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 4 of Amendment No. 1 to explain what a “Class III device” is, define the acronym “PMA” and describe the PMA pathway and requirements applicable to Class III medical devices. The Company also would like to respectfully direct the Staff to its disclosure on pages 110-112 of Amendment No. 1 which contain a more detailed discussion of Class III medical devices and the PMA pathway.

11.	Please define the term “hemostatic properties” where you first use the term.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 4 of Amendment No. 1 to define the term “hemostatic properties.”

Our Collagen-Based Technology Platform, page 5

12.	Please explain what a “lyophilized sponge” and a “film cast membrane” are where you first use these terms.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 5 of Amendment No. 1 to explain both "lyophilized sponge” and “film cast membrane.”

13.	You disclose in this section that your technology is “well established with a long history of safe and effective use”. If you retain this statement, please expand your disclosure to briefly explain your basis. Specifically identify the products that have used or continue to use this technology and discuss the corresponding length, extent and mode of use in each case. Please identify all products using the technology other than the products that you mention in the prospectus. If there are none, please clarify.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has deleted the statement from pages 5 and 99 of Amendment No.1.

Our Strategy, page 5

14.	In your third bullet point, please explain the meaning and significance of a “pre-IDE” meeting with the FDA.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 6 of Amendment No. 1 to explain the meaning and significance of a “pre-IDE” meeting with the FDA.

“If we fail to manufacture XaraColl, Cogenzia, CollaGUARD or our other marketed products and product candidates . . .,” page 19

15.	Please state in this risk factor that cGMP refers to current Good Manufacturing Practice.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 20 of Amendment No. 1 to define "cGMP."

Mr. Jeffrey P. Riedler	Page 4	May 13, 2014

“If product liability lawsuits are brought against us . . .,” page 29

16.	You state in this risk factor that “We currently do not carry product liability insurance covering our clinical trials,” and you then note in the next sentence that you “maintain” such insurance. Please eliminate this discrepancy. Further, if you do in fact carry product liability insurance at this time, please include the limit of your policy in this risk factor.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 31 of Amendment No. 1 to eliminate the discrepancy concerning any product liability insurance.

“We currently license the commercialization rights for some of our commercial products…..,” page 32

17.	Please expand this risk factor to identify your major licensees. Briefly discuss the products and geographic areas pertaining to all material licenses and the nature of such licenses (i.e. exclusive, non-exclusive). Discuss the obligations of both parties that must be satisfied in order to maintain the licenses, whether such obligations are currently being met and how the arrangements may come to an end prior to their term.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 33-34 of Amendment No. 1 to describe the commercial supply agreements for each of its three main commercial products, including their exclusive nature and the main obligations of both parties. The Company has also included a cross-reference on pages 33-34 of Amendment No.1 to the disclosure on pages 103-104 of Amendment No.1, where the provisions relating to the termination of the agreements are discussed in greater detail.

Raising additional capital may cause dilution to our existing shareholders . . .,” page 39

18.	This risk factor has significant overlap with the one beginning “Future sales and issuances of our ordinary shares or ADSs . . .” on page 41. Please condense these two risk factors into a single one.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 40, 41 and 42 of Amendment No. 1 to condense the two risk factors.

“We will incur significant increased costs as a result of operating as a public company . . .,” page 40

19.	This risk factor is substantially similar to the one you have included on pages 46-47. Please remove this risk factor, as the other one appears to more closely reflect the particulars of your proposed offering.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on to delete the risk factor substantially similar to the risk factor on page 48 of Amendment No. 1.

Use of Proceeds, page 51

20.	Please separate the amount of net proceeds you intend to allocate to your products on an individual basis (i.e. the amount to be allocated to develop XaraColl, the amount to develop Cogenzia, etc.) Also disclose as to each such product the stage of development you believe the application of such proceeds will allow you to attain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 52 of Amendment No. 1 to separate the amount of net proceeds it intends to allocate to its products on an individual basis. The Company will provide respective amounts in a subsequent amendment to the Draft Registration Statement.

Capitalization, page 53

21.	The amounts in the “Actual” column denominated in Euros differ from the corresponding amounts in your consolidated balance sheet. Please explain this apparent inconsistency.

Mr. Jeffrey P. Riedler	Page 5	May 13, 2014

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 55 of Amendment No. 1 to correspond to the consolidated balance sheet.

22.	Reconcile the 762,567 redeemable preferred shares outstanding to the 699,873 shares shown outstanding in the post-reorganization table on page F-27. Disclose the number of preferred shares issued in October and November 2013 on page F-27.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the redeemable preference shares can be reconciled as follows:

Preferred shares post reorganization as disclosed on page F-27	699,873
Series D preferred shares issued in October 2013	20,194
Series D preferred shares issued in November 2013	42,500
Redeemable preferred shares outstanding as at December 31, 2013	762,567

The Company has revised its disclosure on page F-27 of Amendment No. 1 to correspond to the consolidated balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview

Cost of Sales, page 60

23.	Please describe the planned business changes that you expect will address the negative gross margins reported for 2013 and 2012, their expected timing and the likelihood that these actions will be successful. Revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 63 of Amendment No. 1 to describe how the Company is expecting to address the negative gross margins reported for 2013 and 2012.

Critical Accounting Policies and Use of Estimates

Revenue Recognition, page 63

24.	On pages 96-97, you describe multiple element collaborative agreements that cover licensing, distribution, manufacturing and supply activities. Please disclose the nature, terms, and deliverables governing these collaborative arrangements and your accounting policies regarding separation, allocation, recognition and classification for these agreements.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as described on pages 103-104 of Amendment No. 1, all of its collaborative agreements are manufacturing and supply agreements, the key deliverables under which are the supply of product by the Company and the purchase of product by the partner (in same cases, as described in pages 103-104 of Amendment No. 1, with minimum purchase commitments) and distribution thereof by the partner in the relevant territories. The agreements do not provide for separate royalties or license fees payable to the Company. In only one case (Takeda), as indicated on page 103 of Amendment No. 1, the Company's partner has an obligation to make a milestone payment under the conditions specified. In the case of the Company's agreement with Jazz Pharmaceuticals, as described on page 103 of Amendment No. 1, the Company is required to pay Jazz a royalty under the conditions specified. None of the agreements provide for joint development of the products or product candidates. Accordingly, as also stated in the Company's response to comment 25, all amounts received under these agreements are revenues from sales of product as described on page 62 of Amendment No. 1.

25.	In order to help us understand more fully how your collaborative agreements impact your financial statements, please provide us, in tabular format, the amounts by line item and year included in your statements of comprehensive income (loss) attributable to transactions arising from collaborative arrangements between you and third-parties for each period presented. Please provide separate tables for each of your “significant” collaborative arrangements and for all of your collaborative arrangements in the aggregate (i.e. the “significant” arrangements and all other arrangements). Present separately amounts with third-parties that are netted in a financial statement line item.

Mr. Jeffrey P. Riedler	Page 6	May 13, 2014

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as stated in the Company's response to comment 24, all of its collaborative agreements are manufacturing and supply agreements in connection with which the Company has derived revenues over the periods presented solely from sales of products as described on page 62 of Amendment No. 1, itemized on product-by-product basis. The Company therefore believes further tabular disclosure would not provide significant additional information. In addition, substantially all revenue over the periods presented consisted of product supply revenue. The Company has not received separate royalties or fees from licensing (other than de-minimus payments for one of its minor immaterial products not discussed in the Draft Registration Statement) and is not under an obligation to jointly develop its products with any of its partners. In addition, to date, the Company has not received any milestone payments under its agreement with Takeda described on page 103 of Amendment No. 1 or under any of its other collaborative agreements. No amounts received from third parties have been netted in any financial statement item.

26.	Please disclose as applicable the terms governing product returns and other adjustments to recorded revenues. Disclose the impact of changes in your revenue estimates for each period presented and the associated accounting policies or explain your basis for omitting this information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no returns of products and other adjustments to recorded revenues over the periods presented and, accordingly, there was no impact of changes in the Company's revenue estimates for each period presented, which is why this information was omitted.

Results of Operations

Revenue, page 66

27.	Please disclose the expected impact on your future revenue trends arising from the significant changes in product revenues, as disclosed on page 60. For example, quantify the expected impact of the inventory buildup by Jazz Pharmaceuticals in late 2013 on expected 2014 revenues.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 70 of Amendment No. 1 to disclose the expected impact on its future revenue trends arising from the significant changes in product revenues and quantifying the impact of the inventory buildup by Jazz Pharmaceuticals on 2014 revenues.

28.	Please explain to us the terms governing the free stock provided to your distribution partner for Septocoll and the expected impact of your policy to “discount” this stock in your 2013 and 2014 revenue.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 72 of Amendment No. 1 to add additional disclosure about the free stock provided to its distribution partner for Septocoll and the expected impact of the Company's policy to “discount” this stock in its 2013 and 2014 revenue.

Research and Development Expenses, page 66

29.	Please disclose a breakdown of research and development expense by project for each period presented or explain to us your basis for omitting this information.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as stated on pages 63-64 of Amendment No. 1, substantially all of the Company's Phase 2 trials (and prior clinical and pre-clinical studies for its products and product candidates) which are specific to individual projects, were completed prior to the periods presented. The Company's below-average research and development expenses for fiscal years 2012 and 2013 consist predominantly of salaries, benefits and facility costs which cannot be specifically allocated to any individual project but are maintained for future Phase 3 and other clinical trials in general.

Mr. Jeffrey P. Riedler	Page 7	May 13, 2014

Financing Activities

Reorganization to Innocoll AG, page 70

30.	You state that a notarial deed was entered into in 2014, pursuant to the reorganization to Innocoll AG. Please describe the terms governing this reorganization, including the expected changes in the exercise prices for outstanding options.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Draft Registration Statement currently speaks prospectively as to the Company's plan to reorganize into a German stock corporation, "Innocoll AG," prior to the consummation of the proposed offering and prior to a subsequent pre-effective amendment to the Draft Registration Statement, so the terms governing this reorganization are not yet final. The Company will update this disclosure in future filings.

XaraColl, page 78

31.	We note that the registrant is planning to commence a Phase 3 clinical trial. Indicate when and who filed the IND and the indication covered by the IND. If no IND has been filed indicate when it will be filed or alternately, why no such filing is necessary. Provide similar information for Cogenzia on page 86 and for CollaGUARD on page 90.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 84 and 92 of Amendment No. 1 to provide the information relating to the INDs for the Company's two Phase 3-ready drug product candidates. CollaGUARD is a medical device, and the Company has amended the language on page 96 of Amendment No. 1 to clarify that an IDE application will be filed.

Post-Operative Pain Market Overview, page 78

32.	Where you first reference NSAIDs, please explain that this term refers to non-steroidal anti-inflammatory drugs.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 84 of Amendment No. 1 to explain that "NSAIDs" refers to "non-steroidal anti-inflammatory drugs."

XaraColl Clinical Data, page 80

33.	On page 81, you state that “(p)ublished reports show that such seemingly conflicting results are relatively common feature of pain trials . . .” Please clarify whether you are suggesting that many pain studies have such seemingly conflicting results or that a study has been done analyzing the conflicting results of other studies. If you are suggesting the former, please indicate how frequently and over what period of time these conflicting results have been observed. If you are suggesting the latter, please provide more information as to the specific study including when and by whom the study was performed and what they concluded.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 87 of Amendment No. 1 to specify that it believes that such seemingly conflicting results are a relatively common feature of pain trials.

34.	On page 84, please define the term “pharmacokinetic” where it is first used.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 90 of Amendment No. 1 to define “pharmacokinetic.”

35.	In your discussion of your planned Phase 3 trials on page 84, please remove your reference to a 505(b)(2) NDA, as you do not intend to pursue this regulatory pathway.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 90 of Amendment No. 1 to clarify that it does plan to submit a 505(b)(2) NDA for XaraColl and that it has also

Mr. Jeffrey P. Riedler	Page 8	May 13, 2014

revised its disclosure on page 107 of Amendment No.1 to add additional information relating to a 505(b)(2) NDAs to the "DFA Review and Approval" section and included a cross-reference to this description on page 90 of Amendment No.1

Non-United States Government Regulation, page 108

36.	Please state here the regulatory applications you have filed with foreign jurisdictions for each of your major product candidates.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 116 of Amendment No. 1 to list regulatory applications it has submitted, received and planned outside of the United States for each of its major product candidates.

Principal Shareholders, page 134

37.	Please expand Footnote 2 to the table to identify the natural person(s) who hold voting and investment power over the shares held of record by Cam Investment Cayman Holdings L.P.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to identify the natural person(s) who hold voting and investment power over the shares held of record by Cam Investment Cayman Holdings L.P. in a subsequent amendment to the Draft Registration Statement.

Description Of American Depositary Shares, page 142

38.	We note your reference in the second paragraph on this page to the various ways of finding a copy of the deposit agreement. You should also disclose that the deposit agreement will be filed as an exhibit to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 149 of Amendment No. 1 to specify that the deposit agreement will be filed as an exhibit to the registration statement.

Lock-Up Agreements, page 152

39.	Please either file your form of lock-up agreement as an exhibit or confirm that it will be filed as an exhibit to the form of underwriting agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lockup agreement will be filed as an exhibit to the form of underwriting agreement filed as an exhibit to the registration statement.

Statement of Comprehensive Income/Loss, page F-3

40.	Disclose pro forma loss per share for 2013 assuming the conversion of all outstanding preferred shares into ordinary shares or tell us why you believe this disclosure is not required.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 and 59 of Amendment No. 1 to specify the pro forma earnings/(loss) per share for 2013. The Company believes that this disclosure is not required by IAS 33: Earnings per Share and, consequently, the disclosure has not been made in the financial statements.

Mr. Jeffrey P. Riedler	Page 9	May 13, 2014

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Basis of preparation

Going concern, page F-8

41.	Please describe for us and quantify the expected impact of a “substantial investment from a third party” and “licensing transactions for products that are approved or expected to be approved in the near future.” Explain to us the basis for your expectation that these transactions are likely.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is in advanced confidential negotiations with a third party and expects to disclose the transaction with a subsequent amendment to the Draft Registration Statement.

Employee benefit plans

Stock-Based Compensation, page F-12

42.	Please provide us with a listing of any future equity issuances, including those contemplated in the reorganization to Innocoll AG, through the date you will request effectiveness of any filed registration statement. Please provide the following information separately for each equity issuance:

•	The date of the transaction;
•	The number of shares/options issued/granted;
•	The exercise price or per share amount paid;
•	Your fair value per share estimate and how the estimate was made;
•	The identity of the recipient, indicating if the recipient is a related party;
•	Nature and terms of concurrent transactions; and
•	The amount of any compensation element.

Progressively bridge your fair value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in any analysis you provide. Also, please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that other than the grants already disclosed in the Draft Registration Statement, the Company has not yet finalized its grants of stock-based compensation resulting in future equity issuances including those contemplated in the reorganization to Innocoll AG. The final number of options and other stock-based compensation and the information the Staff has requested in this comment 42 will only be known after the Company's reorganization into a German stock corporation, "Innocoll AG," and will be disclosed prior to the consummation of the proposed offering and prior to a subsequent pre-effective amendment to the Draft Registration Statement. The Company will update this disclosure in future filings.

8.  Income tax, page F-19

43.	Please provide a more informative explanation of the factors underlying the change in the caption, “non-taxable income/non-deductible expenses,” which was €465,000 in 2012 and (€4.2 million) in 2013.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that “non-taxable income/non-deductible expenses,” can be further analyzed as detailed below. All amounts are at the effective German tax rate of 28%:

	2013	2012 €’000
Depreciation/impairment in excess of tax allowances	6	234
Expenses not deductible for tax purposes	16	19
Research and Development tax credit not taxable	-	(53)
Impairment of investment in subsidiary not allowable for tax	-	322
Other timing differences	18	(41)
Non-taxable income	-	(16)
Non-taxable gain on B preference shares	(4,213)	-
Total non-taxable income/non-deductible expenses	(4,173)	465

Mr. Jeffrey P. Riedler	Page 10	May 13, 2014

9.  Loss per share, page F-19

44.	Please explain your basis for eliminating the gains of €14.9 million and €973,000 from reported profit for purposes of computing loss per share.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in preparing the financial statements, consideration was given to paragraph 12 of IAS 33: Earnings per share, which states that:

“For the purpose of calculating basic earnings per share, the amounts attributable to ordinary equity holders of the parent entity in respect of:

(a) profit or loss from continuing operations attributable to the parent entity; and

(b) profit or loss attributable to the parent entity

  shall be the amounts in (a) and (b) adjusted for the after-tax amounts of preference dividends, differences arising on the settlement of preference shares, and other similar effects of preference shares classified as equity.”

This requirement was incorrectly interpreted to require the adjustment, by way of exclusion, of such items from the earnings numerator. On review, we acknowledge that this interpretation was incorrect.

The Company subsequently reviewed the guidance provided in IAS 8: Accounting policies, changes in accounting estimates and errors and IAS 1: Presentation of financial statements. Paragraph 42 of IAS 8 requires than an entity shall correct material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery. Paragraph 7 of IAS 1 indicates that material omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item or a combination of both, could be the determining factor.

The Company has considered the related guidance and has concluded that the error in the loss per share calculation is not material to the financial statements and should not therefore be corrected by way of restatement. In arriving at this conclusion, the Company has considered the limited relevance and meaningfulness of the historical loss per share disclosure for potential investors due to substantial changes in the Company's capital structure and shares outstanding that will result from the closing of the proposed offering.

Although the Company has concluded that the error is not material to the financial statements, the Company has disclosed the revised earnings per share calculations on pages 65-66 of Amendment No. 1.

45.	Explain your basis for adding back interest on convertible preferred shares and notes for purposes of computing loss per share. Refer to paragraph 13 of IAS 33.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, similar to its response to comment 44 above, the adding back of interest on preferred shares and notes for purposes of computing loss per share was done in error. For the same reasons, and due to the same considerations as set out in its response to comment 44 above, the Company has concluded that the error is not material to the financial statements and should not therefore be corrected by way of restatement. Although the Company has concluded that the error is not material to the financial statements, the Company has disclosed the revised earnings per share calculations on pages 65-66 of Amendment No. 1 to the Draft Registration Statement on Form F-1.

Mr. Jeffrey P. Riedler	Page 11	May 13, 2014

15.  Interest bearing loans and borrowings, page F-26

46.	Please provide us with a summary of your accounting for the debt-for-equity and the share-for-share exchange transactions. Include computations of the related 2013 gains of €14.9 million and €973,000, shown in Note 7. Reference supporting authoritative literature.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the transactions were accounted for as follows.

Debt for equity exchange:

The accounting treatment for this transaction was principally determined with reference to IAS 32: Financial Instruments - Presentation.

Prior to the re-domicile, the company had convertible promissory notes which were accounted for as compound instruments which were split between their liability and equity components, in line with IAS 32.28. These were subsequently exchanged for preference C and preference D shares as part of the debt for equity exchange. The terms of the preference C and D shares for which these promissory notes were exchanged were in such a form so that these were also treated as compound instruments.

IAS 32.AG33 states: “when an entity extinguishes a convertible instrument before maturity through an early redemption or repurchase in which the original conversion privileges are unchanged, the entity allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the instrument at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the entity when the convertible instrument was issued, in accordance with paragraphs 28–32.

On the basis of this guidance, the fair value of the preference C and D shares (the consideration) was allocated to the carrying value of the liability and equity components of the promissory notes at the relevant date on the same basis as the original allocation was determined. At this point, the principle of IAS 32. AG34 was applied. IAS 32.AG34 states; “Once the allocation of the consideration is made, any resulting gain or loss is treated in accordance with accounting principles applicable to the related component, as follows:

(a) the amount of gain or loss relating to the liability component is recognized in profit or loss; and

(b) the amount of consideration relating to the equity component is recognized in equity."

Therefore, the gain that arose as a result of the transaction relating to the liability component was allocated to the Statement of Comprehensive Income as required by IAS 32. The fair value of the consideration was equal to the nominal value of the promissory notes, therefore the gain was equal to the difference between the actual interest accrued and the effective interest charged. This amounted to €973,000 as outlined in Note 7 of the financial statements and as detailed in the calculations below.

Share for share exchange:

The accounting for the issue of the preference shares in Innocoll GmbH in exchange for the preference shares in Innocoll Holdings Inc. was again determined with reference to IAS 39: Financial Instruments - Recognition and Measurement.

IAS 39.40 states that “An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Therefore, the A, C & D preference shares were treated as being effectively the same instruments as previously in issue since there was no significant modification of the terms pre and post re-domicile.

There was however a substantial modification with respect to the B preference shares. The holders of the B preference shares agreed to accept 30% of the value of the original liability amount when the new instruments were issued in Innocoll GmbH. In addition, the B preference shares received a liquidity preference of 3.327 times the nominal amount upon a repayment event and therefore these would reasonably be construed as new and distinct financial instruments. Therefore the rules governing de-recognition would apply as laid out in IAS 39.41 which states that “The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be

Mr. Jeffrey P. Riedler	Page 12	May 13, 2014

recognized in profit or loss”. The difference between the consideration "paid", which in this instance was the fair value of the new financial instruments, and the carrying value of the older instruments, was allocated against the carrying value of the liability and equity components of old instruments and, in this instance, the resultant gain was recognised in the Statement of Comprehensive Income for the liability component and in equity for the equity component. This is prescribed in IAS 32.AG34 as noted above.

The key difference here therefore was that since the new B preference shares were considered new financial instruments, therefore, upon initial measurement, they were measured at their fair value. This fair value was obtained with reference to an independent external valuation. The fair value of the B preference shares, with reference to the independent valuation, was significantly less than the carrying value of the instruments (primarily due to their ranking below all other classes of shares) which they settled and hence the large gain recognized.

The calculations supporting the above accounting are set out in the table below:

[all amounts in thousands]	A Preference	B Preference	Promissory notes	Total

Amortized liability at date of share for share exchange (US$)	36,611	20,555	39,638	96,804
Difference of actual interest due compared to effective interest charged (1)	(483)	(283)	(519)	(1,285)
	36,128	20,272	39,119	95,519
Converted at spot rate of US$1.32/€1.00	27,370	15,358	29,636	72,363
Gain on substantial modification of terms of B Preference shares	-	(10,741)	-	(10,741)
Gain on recognition of B Preference shares at fair value	-	(4,189)	-	(4,189)

	27,370	428	29,636	57,433

Calculation footnotes

	US$ in thousands	F/X Rate	€ in thousands
(1) Difference of actual interest due compared to effective interest charged	1,285	1.32	973

47.	You disclose that all preferred shares in Innocoll GmbH will convert to ordinary shares in Innocoll AG prior to consummation of the planned offering. Thus, the original holders of the convertible notes of Innocoll Holdings Inc., who subsequently became the owners of convertible preferred shares of Innocoll Holdings Inc. and convertible preferred shares of Innocoll GmbH, will ultimately become the owners of Innocoll AG. In view of the substance of these transactions, which appear to represent the exchange of ownership interests between the same investors as stipulated under your planned reorganization, please explain your basis for recognizing the gains of €14.9 million and €973,000. In particular, tell us the factors that you considered in concluding that this reorganization should not be treated solely as a capital transaction. Also, explain why the €14.9 million gain upon settlement of the series B convertible preferred stock differed from the €973,000 gain upon settlement of promissory notes and preferred stock, as disclosed on page F-18.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in addition to the accounting treatment described in the response to comment 46 above, the Company deemed that this transaction would not be solely treated as a capital transaction, due to the fact that, in substance, the two entities were treated as the same entity under a common control combination. The issue of the new preference B was treated as a settlement of the old instruments, since there was a substantial modification of the terms, rather than it having been a direct result of an exchange of instruments between two distinct and separate parties.

The €14.9 million gain differed from the €973,000 gain as the former arose as a result of a difference arising between the fair value of the new instrument issued and the instrument extinguished. The €973,000 gain arose as a result of difference between the actual interest due versus the effective interest charged.

Mr. Jeffrey P. Riedler	Page 13	May 13, 2014

48.	Tell us how you believe you have met the disclosure requirement of paragraph 43 of IAS 7 regarding non-cash financing and investing transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that IAS 7.43 states “Investing and financing transactions that do not require the use of cash or cash equivalents shall be excluded from a statement of cash flows. Such transactions shall be disclosed elsewhere in the financial statements in a way that provides all the relevant information about these investing and financing activities”.

In both the share for share exchange and the debt for equity exchange, there were no cash flows. Similarly, in the reduction of share capital arising from the redemption of shares held by certain directors, executive officers and shareholders, no cash was involved – it was settled through forgiving and writing off of the loan receivable from said individuals. Therefore, since there was no cash involvement and no cash impact, these transactions were omitted from the statement of cash flows as is required by IAS 7.43.

The details of the share for share and debt for equity exchanges have been outlined in Notes 15 and 17 and details of the redemption of the employee shares are outlined in Note 22 and accordingly, the Company deems this to meet the outlined disclosure requirements of IAS 7.43.

17.  Share capital and reserves, page F-28

49.	Explain why the repurchase of 5,466,821 shares during the year ended December 31, 2013 does not appear on the statement of cash flows and the statement of changes in equity.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as detailed in Note 22 on F-35, “In June 2013, Innocoll Holdings, Inc. repurchased and redeemed restricted shares which had been purchased in December 2007, by certain employees and board members in exchange for promissory notes. Pursuant to the employee share repurchase, the company purchased an aggregate of 5,466,821 shares of common stock (24% of the shares of common stock then outstanding) in exchange for forgiving and writing off loans and accrued interest due in aggregated amount of €8.6 million.”

This transaction was a non cash transaction and was excluded from the statement of cash flows (please also refer to the response to comment 48 above).

This transaction is also not shown in the statement of changes in equity since the re-domicile was treated as a common control combination and therefore outside of the scope of IFRS 3: Business Combinations. At the period end, the "new" group prepared consolidated financial statements on the basis that the transaction satisfied the criteria to be accounted for as a common control combination and therefore outside of the requirements of IFRS 3. The substance of the group has not changed from before and after the re-domicile and therefore in the consolidated financial statements, the equity reflected that of the new company, with other amounts in equity (i.e. revaluation reserve, retained earnings, cumulative translation reserve etc.) being those from the financial statements of the previous group holding company. The share capital of the group was considered to be the same both before and after the transaction as in substance, as noted above, nothing has effectively changed. Therefore, to reflect the substance of the transaction, the share capital was reflected as €39,000 in both the current and the comparative periods.

23.  Share based payments, page F-34

50.	In the share-for-share exchange transaction, you issued options for warrants held by the prior owners of Innocoll Holdings, Inc. Please tell us the number of warrants and options in this exchange transaction and explain terms governing these options and where they are disclosed in your filing.

Response:

As described on page F-27 of Amendment No.1, all warrants issued by Innocoll Holdings, Inc. to its equity holders were subsequently exchange for options of Innocoll GmbH with the carrying values described on page F-28 of Amendment No. 1. As stated on page 75 of Amendment No. 1, Innocoll GmbH issued 158,176 options in exchange for these warrant of Innocoll Holdings, Inc., which options have an exercise price of €100 per share (subject to adjustment) and a contractual life of 10 years. The final number of options and ordinary shares underlying those options will only be known after the Company's reorganization into a German stock corporation, "Innocoll AG," and will be disclosed prior to the consummation of the proposed offering and prior to a subsequent pre-effective amendment to the Draft Registration Statement, as currently contemplated on page 76 of Amendment No. 1. The Company will update this disclosure in future filings.

Mr. Jeffrey P. Riedler	Page 14	May 13, 2014

Should you have any questions or comments, please feel free to call me at (212) 768-5374.

Sincerely,

/s/ Jeffrey A. Baumel
Jeffrey A. Baumel

Enclosures

cc:	Michael Myers, Ph.D., Innocoll GmbH

Kristina E. Beirne, Esq., Dentons US LLP

Anthony D. Foti, Esq., Dentons US LLP

Michael D. Maline, Esq., Goodwin Procter LLP

Thomas S. Levato, Esq., Goodwin Procter LLP

Scot Foley, U.S. Securities and Exchange Commission

Frank Wyman, U.S. Securities and Exchange Commission

Lisa Vanjoske, U.S. Securities and Exchange Commission